Grande Communications Holdings, Inc.

401 Carlson Circle

San Marcos, Texas 78666

September 3, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grande Communications Holdings, Inc.
Post-Effective Amendment No. 5 filed with the Commission on March 20, 2009
Commission File No. 333-115602

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Grande Communications Holdings, Inc., a Delaware corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Post-Effective Amendment No. 5 filed with the Commission on March 20, 2009, and declared effective on March 26, 2009 to its Registration Statement on Form S-1, originally filed with the Commission on May 18, 2004, File No. 333-115602, together with all exhibits (collectively, the “Registration Statement”). The Registration Statement relates to the resale, on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, of (1) up to 136,000 warrants for the purchase of the Registrant’s common stock (the “Warrants”) and (2) up to 13,645,696 shares of the Registrant’s common stock issuable upon exercise of the Warrants (the “Common Shares” and, together with the Warrants, the “S-1 Securities”). As of the date of this letter, none of the Warrants have been exercised, all of the Warrants remained issued and outstanding, no S-1 Securities have been sold under the Registration Statement and the Registrant is no longer required to maintain the effectiveness of the Registration Statement with respect to the S-1 Securities under the equity registration rights agreement, dated as of March 23, 2004, by and among the Registrant, Bear, Stearns & Co. Inc., and Deutsche Bank Securities Inc.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to the Registrant’s outside counsel, Alex Frutos at facsimile number (214) 661-6617, Jackson Walker, L.L.P., 901 Main Street, Suite 6000, Dallas, Texas 75202.

United Stated Securities and Exchange Commission

September 3, 2009

If you have any questions with respect to this matter, please contact Alex Frutos at (214) 953-6012.

Sincerely,

/s/ MICHAEL L. WILFLEY

Michael L. Wilfley

Chief Financial Officer

Grande Communications Holdings, Inc.